DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Lloyd Hong
DIRECT TEL 604.643.6313
DIRECT FAX 604.605.3727
E-MAIL lhong@davis.ca

RECEIVED
2007 MAY 22 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NUMBER 67066-00001

May 18, 2007

07023678

SUPPL

DELIVERED BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302 U.S.A.

Dear Sirs and Mesdames:

Re: SXR URANIUM ONE INC. - (SEC File No. 82-04831)
Furnishing of Information pursuant to Rule 12g3-2(b) Exemption

In connection with the exemption from registration pursuant to Rule 12g3-2(b) of the *Securities Exchange Act of 1934*, we furnish on behalf of our client, sxr Uranium One Inc. (the "Corporation"), copies of the following documents which have been publicly filed in Canada during the month of April:

1. News Release disseminated April 5, 2007;

2. News Release disseminated April 20, 2007;

3. Material Change Report dated April 24, 2007 with respect to the Corporation acquiring all of the issued and outstanding common shares of UrAsia Energy Ltd. ("UrAsia") pursuant to a plan of arrangement under the *Business Corporations Act* (British Columbia) pursuant to an arrangement agreement between the Corporation and UrAsia dated February 11, 2007; and

4. News Release disseminated April 30, 2007.

My contact particulars are on the top of the first page of this letter should you have any questions with respect to the enclosed documentation.

Yours truly,

DAVIS LLP

Per: [signature]

Lloyd L. Hong

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

dw 5/22

LLH/js
Encls.
cc: sxr Uranium One Inc.
Attn: Mr. John Sibley

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Completes Acquisition of UrAsia Energy

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO and JOHANNESBURG, South Africa, April 20 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to report that it has completed the acquisition of all of the issued and outstanding common shares of UrAsia Energy Ltd. ("UrAsia"). Each common share of UrAsia has been exchanged for 0.45 of a common share of Uranium One.

The board of directors of Uranium One now comprises Ian Telfer as non-executive Chairman and Andrew Adams, David Hodgson, Phillip Shirvington, Terry Rosenberg, Mark Wheatley and Kenneth Williamson as non-executive directors. Neal Froneman, Uranium One's President and Chief Executive Officer, will remain an executive director. Terry MacGibbon has resigned as a director of Uranium One.

A new Board Operations Review Committee has been formed to oversee the execution of Uranium One's operating and development assets in Kazakhstan, South Africa and Australia. Phillip Shirvington is the Chairman and Neal Froneman, David Hodgson and Mark Wheatley also serve on this committee.

In addition to changes at the board, several changes to the senior executive management team of the Corporation have been made. Robin Merrifield, previously Chief Financial Officer of UrAsia, will become Executive Vice President and Chief Financial Officer of Uranium One. Jean Nortier, previously Executive Vice President and Chief Financial Officer of Uranium One will move to the newly created position of Executive Vice President, Corporate Affairs.

"We are very pleased to have completed this transaction and believe that the new Uranium One will be the pre-eminent growth company in the uranium sector," said Ian Telfer, Chairman of Uranium One. "On behalf of the board, I would like to express our appreciation to all those involved in this transaction, and in particular to the outgoing directors for their past service and dedication to each of UrAsia and Uranium One."

Neal Froneman, President and Chief Executive Officer of Uranium One commented:

"With the completion of this company transforming event, we have created a globally diversified, low cost uranium producer that we believe represents a compelling opportunity for investors. Through the continued execution of our development and growth plans for our existing assets, as well as through potential additional acquisition opportunities, we believe further significant value will be created for our shareholders over the near and long-term."

The transaction will not result in an effective change of control of Uranium One.

Effective the close of business today, UrAsia has ceased trading on the TSX Venture Exchange. Delisting of the shares from the TSX Venture Exchange is expected to occur on April 23, 2007.

As disclosed in the Notice of Special General Meeting and Management Information Circular to UrAsia shareholders dated March 9, 2007, the common shares of UrAsia will be canceled from trading on the Alternative Investment Market of the London Stock Exchange effective April 30, 2007.

In order to provide continued liquidity for the Corporation's European shareholder base, Uranium One is now proceeding with an application to the United Kingdom Listing Authority for a secondary listing on the London Stock Exchange.

About Uranium One

Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Akdala Uranium Mine in Kazakhstan and the Dominion Reefs Uranium Mine in South Africa, both of which are currently in operation. Uranium One is also

developing the South Inkai and Kharassan Uranium Projects in Kazakhstan, as well as the Honeymoon Uranium Project in South Australia. The Corporation continues to pursue additional growth opportunities in the United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan as well as in Kyrgyzstan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One or UrAsia, please visit www.uranium1.com or www.urasiaenergy.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 83 628 0226; Chris Sattler, Vice President, Investor Relations, Tel: (416) 350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 17:09e 20-APR-07

Issuer: SXR URANIUM ONE INC.
Rule 12g3-2(b) Registration Exemption
(SEC File No. 82-04831)
May 18, 2007

RECEIVED
2007 MAY 22 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
UrAsia Energy Shareholders Vote 99.89% in Favour of Acquisition by Uranium One

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO, ON and JOHANNESBURG, South Africa, April 5 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to announce that the plan of arrangement under which Uranium One will acquire all of the outstanding common shares of UrAsia Energy ("UrAsia") was overwhelmingly approved at a meeting of UrAsia shareholders held today in Vancouver, British Columbia. At the meeting, approximately 99.89% of the votes cast were voted in favour of the arrangement. Under the terms of the arrangement, UrAsia shareholders will receive 0.45 of a Uranium One share for each UrAsia share.

Uranium One's President and CEO Neal Froneman commented:

"This will be a win-win transaction for both sets of shareholders, and we are delighted that the UrAsia shareholders have given their backing to the combination. The new Uranium One will be a globally diversified, low cost uranium producer with combined conventional and ISL mining expertise that will position us well to continue to create value for our shareholders."

An application to the Supreme Court of British Columbia for a final court order approving the arrangement is scheduled for April 12, 2007. Closing is expected to occur in mid-April, subject to the receipt of all required regulatory approvals and the closing conditions described in more detail in UrAsia's management information circular dated March 9, 2007.

About Uranium One

Uranium One Inc. is a Canadian uranium and gold resource company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Dominion Reefs Uranium Mine in South Africa and the Honeymoon Uranium Project in South Australia, and is actively pursuing growth opportunities in the uranium sector in the United States and Central Asia. The Corporation holds a majority interest in Aflease Gold Limited, which owns the Modder East Gold Project in South Africa. Through a 50/50 joint venture with Pitchstone Exploration Ltd., the Corporation is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and

uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One or UrAsia, please visit www.uranium1.com or www.urasiaenergy.com

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 83 628 0226; Chris Sattler, Vice President, Investor Relations, Tel: (416) 671 3341/

(SXR.)

CO: sxr Uranium One Inc.

CNW 14:09e 05-APR-07

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

sxr Uranium One Inc.
390 Bay Street, Suite 1610
Toronto, Ontario, M5H 2Y2

Item 2 - Date of Material Change:

April 20, 2007

Item 3 – News Release:

The news release attached hereto as Schedule "A" was disseminated via Canadian Newswire on April 20, 2007.

Item 4 – Summary of Material Change:

sxr Uranium One Inc. ("**Uranium One**") acquired all of the issued and outstanding common shares of UrAsia Energy Ltd. ("**UrAsia**") pursuant to a plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (British Columbia) pursuant to an arrangement agreement between Uranium One and UrAsia dated February 11, 2007. Each common share of UrAsia has been exchanged for 0.45 of a common share of Uranium One. In addition, the outstanding stock options and warrants of UrAsia have been amended so as to be exercisable for common shares of Uranium One, on the basis of 0.45 of a common share of Uranium One for each common share of UrAsia previously issuable on the exercise of such stock options and warrants, with a corresponding amendment to the exercise price.

The board of directors of Uranium One now comprises Ian Telfer as non-executive Chairman and Andrew Adams, David Hodgson, Phillip Shirvington, Terry Rosenberg, Mark Wheatley and Kenneth Williamson as non-executive directors. Neal Froneman, Uranium One's President and Chief Executive Officer, will remain an executive director. Terry MacGibbon has resigned as a director of Uranium One. In addition, Robin Merrifield, previously Chief Financial Officer of UrAsia, will become Executive Vice President and Chief Financial Officer of Uranium One. Jean Nortier, previously Executive Vice President and Chief Financial Officer of Uranium One will move to the newly created position of Executive Vice President, Corporate Affairs.

Item 5 – Full Description of Material Change:

See attached Schedule "A" containing the news release dated April 20, 2007.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7 - Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8 – Executive Officer:

The following senior officer of the Company is knowledgeable about the material change:

Chris Sattler, Vice President, Investor Relations
Tel: 1-416-350-3657

Item 9 – Date of Report:

April 24, 2007

Schedule "A"

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Completes Acquisition of UrAsia Energy

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO and JOHANNESBURG, South Africa, April 20 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to report that it has completed the acquisition of all of the issued and outstanding common shares of UrAsia Energy Ltd. ("UrAsia"). Each common share of UrAsia has been exchanged for 0.45 of a common share of Uranium One.

The board of directors of Uranium One now comprises Ian Telfer as non-executive Chairman and Andrew Adams, David Hodgson, Phillip Shirvington, Terry Rosenberg, Mark Wheatley and Kenneth Williamson as non-executive directors. Neal Froneman, Uranium One's President and Chief Executive Officer, will remain an executive director. Terry MacGibbon has resigned as a director of Uranium One.

A new Board Operations Review Committee has been formed to oversee the execution of Uranium One's operating and development assets in Kazakhstan, South Africa and Australia. Phillip Shirvington is the Chairman and Neal Froneman, David Hodgson and Mark Wheatley also serve on this committee.

In addition to changes at the board, several changes to the senior executive management team of the Corporation have been made. Robin Merrifield, previously Chief Financial Officer of UrAsia, will become Executive Vice President and Chief Financial Officer of Uranium One. Jean Nortier, previously Executive Vice President and Chief Financial Officer of Uranium One will move to the newly created position of Executive Vice President, Corporate Affairs.

"We are very pleased to have completed this transaction and believe that the new Uranium One will be the pre-eminent growth company in the uranium sector," said Ian Telfer, Chairman of Uranium One. "On behalf of the board, I would like to express our appreciation to all those involved in this transaction, and in particular to the outgoing directors for their past service and dedication to each of UrAsia and Uranium One." Neal Froneman, President and Chief Executive Officer of Uranium One commented:

"With the completion of this company transforming event, we have created a globally diversified, low cost uranium producer that we believe represents a compelling opportunity for investors. Through the continued execution of our development and growth plans for our existing assets, as well as through potential additional acquisition opportunities, we believe further significant value will be created for our shareholders over the near and long-term."

The transaction will not result in an effective change of control of Uranium One.

Effective the close of business today, UrAsia has ceased trading on the TSX Venture Exchange. Delisting of the shares from the TSX Venture Exchange is expected to occur on April 23, 2007.

As disclosed in the Notice of Special General Meeting and Management Information Circular to UrAsia shareholders dated March 9, 2007, the common shares of UrAsia will be canceled from trading on the Alternative Investment Market of the London Stock Exchange effective April 30, 2007.

In order to provide continued liquidity for the Corporation's European shareholder base, Uranium One is now proceeding with an application to the United Kingdom Listing Authority for a secondary listing on the London Stock Exchange.

About Uranium One

Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Akdala Uranium Mine in Kazakhstan and the Dominion Reefs Uranium Mine in South Africa, both of which are currently in operation. Uranium One is also developing the South Inkai and Kharassan Uranium Projects in

Kazakhstan, as well as the Honeymoon Uranium Project in South Australia. The Corporation continues to pursue additional growth opportunities in the United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan as well as in Kyrgyzstan.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One or UrAsia, please visit www.uranium1.com or www.urasiaenergy.com.

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: +27 83 628 0226;
Chris Sattler, Vice President, Investor Relations, Tel: (416)
350-3657/

(SXR.)

CO: sxr Uranium One Inc.

CNW 17:09e 20-APR-07

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business Editors:
Uranium One Completes Acquisition of U.S. Energy Corp.'s Shootaring Canyon Uranium Mill and U.S. Uranium Properties

Trading Symbol: SXR - Toronto Stock Exchange, JSE Limited (Johannesburg Stock Exchange)

TORONTO, ON and JOHANNESBURG, South Africa, April 30 /CNW/ - sxr Uranium One Inc. ("Uranium One") is pleased to announce the completion today of the purchase from U.S. Energy Corp. of the Shootaring Canyon Uranium Mill in Utah, as well as a land package comprising approximately 38,763 acres of uranium exploration properties in Utah, Wyoming, Arizona and Colorado and a substantial database of geological information with respect to an additional 1,582,036 acres within a five mile zone surrounding the purchased properties.

Under the terms of the asset purchase agreement, Uranium One has issued 6,607,605 Uranium One common shares as partial consideration for the purchase.

In addition, Uranium One has agreed to pay U.S. Energy US$20,000,000 upon the Shootaring Canyon Mill reaching commercial production and US$7,500,000 upon the first delivery to the Mill, after commercial production, of mineralized material from any of the purchased properties. U.S. Energy will also receive a royalty equal to 5% of the gross proceeds from the sale of commodities produced at the Mill, to a maximum amount of US$12,500,000.

Further details on the complete terms of the acquisition as well as a description of the purchased assets can be found in Uranium One's press release dated February 23, 2007.

About Uranium One

Uranium One Inc. is a Canadian-based uranium producing company with a primary listing on the Toronto Stock Exchange and a secondary listing on the JSE Limited (the Johannesburg stock exchange). The Corporation owns the Akdala Uranium Mine in Kazakhstan and the Dominion Reefs Uranium Mine in South Africa, both of which are currently in operation. Uranium One is also developing the South Inkai and Kharassan Uranium Projects in Kazakhstan, as well as the Honeymoon Uranium Project in South Australia. The Corporation continues to pursue additional growth opportunities in the United States. Uranium One is also engaged in uranium exploration activities in the Athabasca Basin of Saskatchewan, the United States and the Kyrgyz Republic.

Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

The Uranium One common shares issued to U.S. Energy Corp. have not been and will not be registered under the U.S. Securities Act of 1933, as amended and cannot be offered or sold absent registration under such Act on available exemption thereof.

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation's future developments, growth and other activities may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: uranium and gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and

local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, South Africa, Australia, Kazakhstan or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of uranium and gold exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of uranium and gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

For further information about Uranium One, please visit www.uranium1.com

%SEDAR: 00005203E

/For further information: Neal Froneman, Chief Executive Officer, Tel: + 27 83 628 0226; Chris Sattler, Senior Vice President, Investor Relations, Tel: (416) 671-3341/

(SXR.)

CO: sxr Uranium One Inc.

CNW 16:51e 30-APR-07

END